Exhibit 99.3

77837 Mindray Medical Proof 1

Annual General Meeting of

Mindray Medical International Limited

Date: December 17, 2013

See Voting Instruction On Reverse Side.

Please make your marks like this: xUse pen only

Mark, sign and date your Voting Instruction Form.

Detach your Voting Instruction Form.

Return your Voting Instruction Form in the

postage-paid envelope provided.

MAIL

Please Sign Here Please Date Above

Please Sign Here Please Date Above

· Please separate carefully at the perforation and return just this portion in the envelope provided. ·

Authorized Signatures - This section must be

completed for your instructions to be executed.

EVENT #

CLIENT #

Annual General Meeting of Mindray Medical International Limited

to be held December 17, 2013

For Holders as of November 12, 2013

All votes must be received by 5:00 pm, Eastern Time December 11, 2013.

Copyright © 2013 Mediant Communications LLC. All Rights Reserved

PROXY TABULATOR FOR

MINDRAY MEDICAL

INTERNATIONAL LIMITED

P.O. BOX 8016

CARY, NC 27512-9903

Directors

Recommend

For Against Abstain

Proposal 1: Re-election of Ms. Joyce I-Yin Hsu as a

director of the Board of the Company.

Proposal 2: Re-election of Mr. Wu Qiyao as a director of

the Company.

Proposal 3: Ratification of the appointment of

PricewaterhouseCoopers as the Company’s

independent registered public accounting firm for the

fiscal year ending December 31, 2013.

77837 Mindray VIF_Layout 1 11/15/13 4:10 PM Page 1

77837 Mindray Medical Proof 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM New York time on December 11, 2013)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited

Securities represented by such Receipt of Mindray Medical International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 12, 2013 at the Annual General Meeting of the Shareholders of

Mindray Medical International Limited to be held on December 17, 2013 in Hong Kong.

NOTE:

1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution.

It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR

MINDRAY MEDICAL INTERNATIONAL LIMITED

P.O. Box 8016

CARY, NC 27512-9903

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